Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference of our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Calumet Specialty Products Partners, L.P. and Calumet Finance Corporation for the registration of $325,000,000 of 7.75% Senior Notes due 2023 and to the incorporation by reference therein of our reports dated March 2, 2015, with respect to the consolidated financial statements of Calumet Specialty Products Partners, L.P. and the effectiveness of internal control over financial reporting of Calumet Specialty Products Partners, L.P. included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Indianapolis, Indiana

January 20, 2016